Mail Stop 6010

								June 30, 2005


James Tubbs
President and Chief Executive Officer
Sports Source, Inc.
421 Seventh Avenue, 14th Floor
New York, NY 10001

	Re:	Sports Source, Inc.
		Registration Statement on Form SB-2, Amendment 1
		Filed June 20, 2005
		File No. 333-125131

Dear Mr. Tubbs:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Description of Property, page 18

1. We note that in response to comment 13, you now state your free office space is provided by "John Hughes, who is not related to [you]." However, in response to comment 12, you state you have "recorded an in-kind contribution by [your] president for the fair value of the space used by the Company." Please explain to us why you recorded an in-kind contribution by your president when it appears someone other than your president provides the office space.

Signatures, page 27

2. We note your response to comment 14. However, it appears you did not revise the caption accompanying Mr. Tubbs`s signature to state he is your principal accounting officer. Please revise.

Financial Statements

3. We noted your response to our comment 15 and we reissue our comment. Please provide audited financial statements and financial information for a period within 135 days of filing your initial registration statement. Your March 31, 2005 financial statements and financial information have been labeled as unaudited in your amended
Form SB-2 filing.  Please refer to Rule 3-10(a) of Regulation S-B.

Note 6. Going Concern, page 8

4. We noted your response to our comment 16 and we reissue our comment. Please expand your discussion to explain what actions are presently being taken to obtain additional funding (i.e. obtaining a line of credit, etc.).

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact Greg Belliston at (202) 551-3861 or me at
(202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Gregg E. Jaclin, Esq.
	Anslow & Jaclin, LLP
	195 Route 9 South, Suite 204
	Manalapan, NJ 07726
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James Tubbs
Sports Source, Inc.
June 30, 2005
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